AMSTEEL CORPORATION BERHAD (20667-M)

2 August 2002

SUPPL

02 AUG 27 AM 8:25

02049611

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 August 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE") for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
SEP 06 2002
THOMSON FINANCIAL P

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/4

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 01-08-2002 05:23:50 PM
Reference No AA-020801-39C61

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001, 26 March 2002 and 12 July 2002 ("Proposed GWRS") is still in progress;

2) the KLSE had vide its letter dated 4 July 2002, approved the Company's application for a further extension of time to 11 September 2002 for the Company to obtain all outstanding regulatory approvals for the Proposed GWRS;

3) as announced on 12 July 2002, the Company has obtained approval from the Securities Commission ("SC") for the Proposed GWRS, which approval is subject to certain conditions imposed by the SC ("Conditions"). The Board of Directors of the Company will be deliberating on the Conditions and an appropriate announcement would be made in due course with regard to whether the Company would be appealing to the SC in respect of any of the Conditions; and

4) The approvals of the Foreign Investment Committee, Ministry of International Trade and Industry and Bank Negara Malaysia for the Proposed GWRS had already been obtained.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

1 AUG 2002

ANGKASA MARKETING BERHAD (41515-D)

02 AUG 27 AM 8:36

2 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 1 August 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No **AA-020801-61793**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Angkasa Marketing Berhad hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001, 26 March 2002 and 12 July 2002 ("Proposed GWRS") is still in progress;

2) as announced on 12 July 2002, the Company has obtained approval from the Securities Commission ("SC") for the Proposed GWRS, which approval is subject to certain conditions imposed by the SC ("Conditions"). The Board of Directors of the Company will be deliberating on the Conditions and an appropriate announcement would be made in due course with regard to whether the Company would be appealing to the SC in respect of any of the Conditions; and

3) The approvals of the Foreign Investment Committee, Ministry of International Trade and Industry and Bank Negara Malaysia for the Proposed GWRS had already been obtained.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

01 AUG 2002